Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212)930-9725

November 13, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Susann Reilly

Re:          Healthcare Providers Direct, Inc.
Registration Statement on Form SB-2
Filed September 28, 2007
File No. 333-146390

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated October 26, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Healthcare Providers Direct, Inc. (“Innovative” or the "Company")  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the debentures).

Response

Securities Underlying the Convertible Notes	Market Price on the Date of Closing	Dollar Value of Underlying Securities

2,000,000	$1.38 (1)	$2,760,000.00
3,000,000	$0.92 (2)	$2,760,000.00
3,160,000	$0.41 (3)	$1,295,600.00
440,000	$0.25 (4)	$ 110,000.00

(1) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on July 31, 2007.
(2) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 3, 2007.
(3) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 16, 2007.
(4) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 31, 2007.

2.
Please provide us, with a view toward disclosure in the prospectus,  with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction(s) that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response

Below is our response to the first paragraph of Comment 2:

Party	Payment Reference	Date	Amount
Investors:
Verity Absolute Return Fund LLC	Interest Payment	December 31, 2007	$ 1,875.00
O.T. Finance S.A.	Interest Payment	December 31, 2007	$ 3,750.00
Karmal Aggarwal	Interest Payment	December 31, 2007	$ 3,750.00
Abundance Partners LP	Interest Payment	December 31, 2007	$ 1,875.00
Paragon Capital LP	Interest Payment	December 31, 2007	$ 7,500.00
MicroCapital Fund LP	Interest Payment	December 31, 2007	$ 20,350.00
MicroCapital Fund Ltd.	Interest Payment	December 31, 2007	$ 7,400.00
Hanam Capital Corporation	Interest Payment	December 31, 2007	$ 844.00
Mouton Family Living Trust	Interest Payment	December 31, 2007	$ 506.00
David T. Barry	Interest Payment	December 31, 2007	$ 844.00
John P. Funkey Revocable Trust	Interest Payment	December 31, 2007	$ 844.00
Steven H. Deutsch	Interest Payment	December 31, 2007	$ 1,500.00
Alec Jaret	Interest Payment	December 31, 2007	$ 675.00
Blue Heron I, LLC	Interest Payment	December 31, 2007	$ 844.00
Ralph C. Wintrode Trust U/D/T May 9, 2001	Interest Payment	December 31, 2007	$ 844.00
Cranshire Capital L.P.	Interest Payment	December 31, 2007	$ 1,688.00
Richard J. Candenasso & Marian Candenasso	Interest Payment	December 31, 2007	$ 844.00
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Interest Payment	December 31, 2007	$ 844.00
Michael J. Pierce	Interest Payment	December 31, 2007	$ 3,375.00
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Interest Payment	December 31, 2007	$ 2,531.00
Lon E. Bell	Interest Payment	December 31, 2007	$ 1,688.00
Elisha Rothman	Interest Payment	December 31, 2007	$ 1,688.00

F. Berdon Defined Benefit Plan	Interest Payment	December 31, 2007	$ 2,025.00
Howard Asher	Interest Payment	December 31, 2007	$ 506.00
David V. Kahn	Interest Payment	December 31, 2007	$ 844.00
Douglas A. Smith	Interest Payment	December 31, 2007	$ 3,375.00
Craig H. Millet	Interest Payment	December 31, 2007	$ 844.00
Martin Feinberg	Interest Payment	December 31, 2007	$ 1,013.00
George Karfunkel	Interest Payment	December 31, 2007	$ 1,800.00
Verity Absolute Return Fund LLC	Interest Payment	June 30, 2008	$ 2,121.00
O.T. Finance S.A.	Interest Payment	June 30, 2008	$ 4,241.00
Karmal Aggarwal	Interest Payment	June 30, 2008	$ 4,241.00
Abundance Partners LP	Interest Payment	June 30, 2008	$ 2,121.00
Paragon Capital LP	Interest Payment	June 30, 2008	$ 8,483.00
MicroCapital Fund LP	Interest Payment	June 30, 2008	$ 23,328.00
MicroCapital Fund Ltd.	Interest Payment	June 30, 2008	$ 8,483.00
Hanam Capital Corporation	Interest Payment	June 30, 2008	$ 1,060.00
Mouton Family Living Trust	Interest Payment	June 30, 2008	$ 636.00
David T. Barry	Interest Payment	June 30, 2008	$ 1,060.00
John P. Funkey Revocable Trust	Interest Payment	June 30, 2008	$ 1,060.00
Steven H. Deutsch	Interest Payment	June 30, 2008	$ 2,121.00
Alec Jaret	Interest Payment	June 30, 2008	$ 848.00
Blue Heron I, LLC	Interest Payment	June 30, 2008	$ 1,060.00
Ralph C. Wintrode Trust U/D/T May 9, 2001	Interest Payment	June 30, 2008	$ 1,060.00
Cranshire Capital L.P.	Interest Payment	June 30, 2008	$ 2,121.00
Richard J. Candenasso & Marian Candenasso	Interest Payment	June 30, 2008	$ 1,060.00

Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Interest Payment	June 30, 2008	$ 1,060.00
Michael J. Pierce	Interest Payment	June 30, 2008	$ 4,241.00
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Interest Payment	June 30, 2008	$ 3,181.00
Lon E. Bell	Interest Payment	June 30, 2008	$ 2,121.00
Elisha Rothman	Interest Payment	June 30, 2008	$ 2,121.00
F. Berdon Defined Benefit Plan	Interest Payment	June 30, 2008	$ 2,545.00
Howard Asher	Interest Payment	June 30, 2008	$ 636.00
David V. Kahn	Interest Payment	June 30, 2008	$ 1,060.00
Douglas A. Smith	Interest Payment	June 30, 2008	$ 4,241.00
Craig H. Millet	Interest Payment	June 30, 2008	$ 1,060.00
Martin Feinberg	Interest Payment	June 30, 2008	$ 1,272.00
George Karfunkel	Interest Payment	June 30, 2008	$ 2,545.00
Investors Total:			$ 167,650.00
Axiom Capital Management, Inc.
	Retainer Fee	June 12, 2007	$ 5,000.00
	Placement Agent Fee	July 31, 2007	$ 16,000.00
	Placement Agent Fee	August 3, 2007	$ 15,000.00
	Placement Agent Fee	August 16, 2007	$ 68,760.00
	Placement Agent Fee	August 31, 2007	$ 8,800.00
Axiom Total:			$ 113,560.00
Wolmuth, Mayer & Deutsche LLP
	Attorney’s Fees	August 16, 2007	$ 22,500.00
WMD Total:			$ 22,500.00
vFinance Investments, Inc.
	Dealer Fee	July 31, 2007	$ 24,000.00
	Dealer Fee	August 3, 2007	$ 45,000.00
vFinance Total:			$ 69,000.00
Adam Friedman Associates LLC
	Investor Relations Fee	August 31, 2007	$ 64,500.00
Adam Friedman Total:			$ 64,500.00
Total payments that have been or may be required to be made in connection with the transaction during the first year following the sale of the convertible debentures, excluding principal repayments			$ 437,210.00

Total Interest Payments Remaining After September 1, 2008
Investors:
Verity Absolute Return Fund LLC	Interest Payment	Total – Paid Semi-Annually	$ 3,880.00
O.T. Finance S.A.	Interest Payment	Total – Paid Semi-Annually	$ 7,758.00
Karmal Aggarwal	Interest Payment	Total – Paid Semi-Annually	$ 7,758.00
Abundance Partners LP	Interest Payment	Total – Paid Semi-Annually	$ 3,880.00
Paragon Capital LP	Interest Payment	Total – Paid Semi-Annually	$ 15,517.00
MicroCapital Fund LP	Interest Payment	Total – Paid Semi-Annually	$ 42,672.00
MicroCapital Fund Ltd.	Interest Payment	Total – Paid Semi-Annually	$ 15,517.00
Hanam Capital Corporation	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Mouton Family Living Trust	Interest Payment	Total – Paid Semi-Annually	$ 1,164.00
David T. Barry	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
John P. Funkey Revocable Trust	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Steven H. Deutsch	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
Alec Jaret	Interest Payment	Total – Paid Semi-Annually	$ 1,552.00
Blue Heron I, LLC	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Ralph C. Wintrode Trust U/D/T May 9, 2001	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Cranshire Capital L.P.	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
Richard J. Candenasso & Marian Candenasso	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Michael J. Pierce	Interest Payment	Total – Paid Semi-Annually	$ 7,759.00
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Interest Payment	Total – Paid Semi-Annually	$ 5,819.00
Lon E. Bell	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
Elisha Rothman	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
F. Berdon Defined Benefit Plan	Interest Payment	Total – Paid Semi-Annually	$ 4,655.00
Howard Asher	Interest Payment	Total – Paid Semi-Annually	$ 1,164.00
David V. Kahn	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Douglas A. Smith	Interest Payment	Total – Paid Semi-Annually	$ 7,759.00
Craig H. Millet	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Martin Feinberg	Interest Payment	Total – Paid Semi-Annually	$ 2,328.00
George Karfunkel	Interest Payment	Total – Paid Semi-Annually	$ 4,665.00
Total			$ 166,813.00
Total payments that have been or may be required to be made in connection with the transaction, excluding principal repayments			$ 604,023.00

Below is our response to the second paragraph of Comment 2:

Party	Payment Reference	Date	Amount
Investors:
Verity Absolute Return Fund LLC	Interest Payment	December 31, 2007	$ 1,875.00
O.T. Finance S.A.	Interest Payment	December 31, 2007	$ 3,750.00
Karmal Aggarwal	Interest Payment	December 31, 2007	$ 3,750.00
Abundance Partners LP	Interest Payment	December 31, 2007	$ 1,875.00
Paragon Capital LP	Interest Payment	December 31, 2007	$ 7,500.00
MicroCapital Fund LP	Interest Payment	December 31, 2007	$ 20,350.00
MicroCapital Fund Ltd.	Interest Payment	December 31, 2007	$ 7,400.00
Hanam Capital Corporation	Interest Payment	December 31, 2007	$ 844.00
Mouton Family Living Trust	Interest Payment	December 31, 2007	$ 506.00
David T. Barry	Interest Payment	December 31, 2007	$ 844.00
John P. Funkey Revocable Trust	Interest Payment	December 31, 2007	$ 844.00
Steven H. Deutsch	Interest Payment	December 31, 2007	$ 1,500.00
Alec Jaret	Interest Payment	December 31, 2007	$ 675.00
Blue Heron I, LLC	Interest Payment	December 31, 2007	$ 844.00
Ralph C. Wintrode Trust U/D/T May 9, 2001	Interest Payment	December 31, 2007	$ 844.00
Cranshire Capital L.P.	Interest Payment	December 31, 2007	$ 1,688.00
Richard J. Candenasso & Marian Candenasso	Interest Payment	December 31, 2007	$ 844.00
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Interest Payment	December 31, 2007	$ 844.00
Michael J. Pierce	Interest Payment	December 31, 2007	$ 3,375.00
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Interest Payment	December 31, 2007	$ 2,531.00

Lon E. Bell	Interest Payment	December 31, 2007	$ 1,688.00
Elisha Rothman	Interest Payment	December 31, 2007	$ 1,688.00
F. Berdon Defined Benefit Plan	Interest Payment	December 31, 2007	$ 2,025.00
Howard Asher	Interest Payment	December 31, 2007	$ 506.00
David V. Kahn	Interest Payment	December 31, 2007	$ 844.00
Douglas A. Smith	Interest Payment	December 31, 2007	$ 3,375.00
Craig H. Millet	Interest Payment	December 31, 2007	$ 844.00
Martin Feinberg	Interest Payment	December 31, 2007	$ 1,013.00
George Karfunkel	Interest Payment	December 31, 2007	$ 1,800.00
Verity Absolute Return Fund LLC	Interest Payment	June 30, 2008	$ 2,121.00
O.T. Finance S.A.	Interest Payment	June 30, 2008	$ 4,241.00
Karmal Aggarwal	Interest Payment	June 30, 2008	$ 4,241.00
Abundance Partners LP	Interest Payment	June 30, 2008	$ 2,121.00
Paragon Capital LP	Interest Payment	June 30, 2008	$ 8,483.00
MicroCapital Fund LP	Interest Payment	June 30, 2008	$ 23,328.00
MicroCapital Fund Ltd.	Interest Payment	June 30, 2008	$ 8,483.00
Hanam Capital Corporation	Interest Payment	June 30, 2008	$ 1,060.00
Mouton Family Living Trust	Interest Payment	June 30, 2008	$ 636.00
David T. Barry	Interest Payment	June 30, 2008	$ 1,060.00
John P. Funkey Revocable Trust	Interest Payment	June 30, 2008	$ 1,060.00
Steven H. Deutsch	Interest Payment	June 30, 2008	$ 2,121.00
Alec Jaret	Interest Payment	June 30, 2008	$ 848.00
Blue Heron I, LLC	Interest Payment	June 30, 2008	$ 1,060.00
Ralph C. Wintrode Trust U/D/T May 9, 2001	Interest Payment	June 30, 2008	$ 1,060.00
Cranshire Capital L.P.	Interest Payment	June 30, 2008	$ 2,121.00
Richard J. Candenasso & Marian Candenasso	Interest Payment	June 30, 2008	$ 1,060.00
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Interest Payment	June 30, 2008	$ 1,060.00
Michael J. Pierce	Interest Payment	June 30, 2008	$ 4,241.00
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Interest Payment	June 30, 2008	$ 3,181.00

Lon E. Bell	Interest Payment	June 30, 2008	$ 2,121.00
Elisha Rothman	Interest Payment	June 30, 2008	$ 2,121.00
F. Berdon Defined Benefit Plan	Interest Payment	June 30, 2008	$ 2,545.00
Howard Asher	Interest Payment	June 30, 2008	$ 636.00
David V. Kahn	Interest Payment	June 30, 2008	$ 1,060.00
Douglas A. Smith	Interest Payment	June 30, 2008	$ 4,241.00
Craig H. Millet	Interest Payment	June 30, 2008	$ 1,060.00
Martin Feinberg	Interest Payment	June 30, 2008	$ 1,272.00
George Karfunkel	Interest Payment	June 30, 2008	$ 2,545.00
Investors Total:			$ 167,650.00
Axiom Capital Management, Inc.
	Retainer Fee	June 12, 2007	$ 5,000.00
	Placement Agent Fee	July 31, 2007	$ 16,000.00
	Placement Agent Fee	August 3, 2007	$ 15,000.00
	Placement Agent Fee	August 16, 2007	$ 68,760.00
	Placement Agent Fee	August 31, 2007	$ 8,800.00
Axiom Total:			$ 113,560.00
Wolmuth, Mayer & Deutsche LLP
	Attorney’s Fees	August 16, 2007	$ 22,500.00
WMD Total:			$ 22,500.00
vFinance Investments, Inc.
	Dealer Fee	July 31, 2007	$ 24,000.00
	Dealer Fee	August 3, 2007	$ 45,000.00
vFinance Total:			$ 69,000.00
Adam Friedman Associates LLC
	Investor Relations Fee	August 31, 2007	$ 64,500.00
Adam Friedman Total:			$ 64,500.00
Total payments that have been or may be required to be made in connection with the transaction during the first year following the sale of the convertible debentures, excluding principal repayments			$ 437,210.00

Total Interest Payments Remaining After September 1, 2008
Investors:
Verity Absolute Return Fund LLC	Interest Payment	Total – Paid Semi-Annually	$ 3,880.00
O.T. Finance S.A.	Interest Payment	Total – Paid Semi-Annually	$ 7,758.00
Karmal Aggarwal	Interest Payment	Total – Paid Semi-Annually	$ 7,758.00
Abundance Partners LP	Interest Payment	Total – Paid Semi-Annually	$ 3,880.00
Paragon Capital LP	Interest Payment	Total – Paid Semi-Annually	$ 15,517.00
MicroCapital Fund LP	Interest Payment	Total – Paid Semi-Annually	$ 42,672.00
MicroCapital Fund Ltd.	Interest Payment	Total – Paid Semi-Annually	$ 15,517.00
Hanam Capital Corporation	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Mouton Family Living Trust	Interest Payment	Total – Paid Semi-Annually	$ 1,164.00
David T. Barry	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
John P. Funkey Revocable Trust	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Steven H. Deutsch	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
Alec Jaret	Interest Payment	Total – Paid Semi-Annually	$ 1,552.00
Blue Heron I, LLC	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Ralph C. Wintrode Trust U/D/T May 9, 2001	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Cranshire Capital L.P.	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
Richard J. Candenasso & Marian Candenasso	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Michael J. Pierce	Interest Payment	Total – Paid Semi-Annually	$ 7,759.00
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Interest Payment	Total – Paid Semi-Annually	$ 5,819.00
Lon E. Bell	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
Elisha Rothman	Interest Payment	Total – Paid Semi-Annually	$ 3,879.00
F. Berdon Defined Benefit Plan	Interest Payment	Total – Paid Semi-Annually	$ 4,655.00
Howard Asher	Interest Payment	Total – Paid Semi-Annually	$ 1,164.00
David V. Kahn	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Douglas A. Smith	Interest Payment	Total – Paid Semi-Annually	$ 7,759.00
Craig H. Millet	Interest Payment	Total – Paid Semi-Annually	$ 1,940.00
Martin Feinberg	Interest Payment	Total – Paid Semi-Annually	$ 2,328.00
George Karfunkel	Interest Payment	Total – Paid Semi-Annually	$ 4,665.00
Total			$ 166,813.00
Total payments that have been or may be required to be made in connection with the transaction, excluding principal repayments			$ 604,023.00

Gross Proceeds	$ 2,150,000
Less placement agent, investor relations and dealer fees (Axiom, Adam Friedman Associates and vFinance) and legal fees (Wollmuth, Mayer & Deutsch LLP)	$ 269,560
Net Proceeds	$ 1,880,440

3.           Please provide us, with a view toward disclosure in the prospectus, with a tabular disclosure of:

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlyking the convertible debentures presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible debentures that may be received by the persons identified as selling shareholders]:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and mine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debentures);

•
the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the convertible note, based upon the differential between the conversion price on the date of the sale of the convertible debenture and the market price on that date.

Selling Shareholder	Market price per share of securities on the date of sale of the convertible debenture	Fixed conversion price per share of underlying securities on the date of sale of the convertible debenture	Total possible shares underlying the convertible debenture	Combined market price (market price per share * total possible shares)	Total possible shares the selling shareholders may receive and combined conversion price of the total number of shares underlying the convertible debenture	Total possible discount (premium) to market price as of the date of sale of the convertible debenture

Verity Absolute Return Fund LLC	$1.38 (1)	$0.25	200,000	$276,000	$50,000	$226,000
O.T. Finance S.A.	$1.38 (1)	$0.25	400,000	$552,000	$100,000	$442,000
Karmal Aggarwal	$1.38 (1)	$0.25	400,000	$552,000	$100,000	$442,000
Abundance Partners LP	$1.38 (1)	$0.25	200,000	$276,000	$50,000	$226,000
Paragon Capital LP	$1.38 (1)	$0.25	800,000	$1,104,000	$200,000	$904,000
MicroCapital Fund LP	$0.92 (2)	$0.25	2,200,000	$2,024,000	$550,000	$1,474,000
MicroCapital Fund Ltd.	$0.92 (2)	$0.25	800,000	$736,000	$200,000	$536,000
Hanam Capital Corporation	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Mouton Family Living Trust	$0.41 (3)	$0.25	60,000	$24,600	$15,000	$9,600
David T. Barry	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
John P. Funkey Revocable Trust	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Steven H. Deutsch	$0.25 (4)	$0.25	200,000	$ 50,000	$50,000	$0
Alec Jaret	$0.41 (3)	$0.25	80,000	$32,800	$20,000	$12,800
Blue Heron I, LLC	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Ralph C. Wintrode Trust U/D/T May 9, 2001	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Cranshire Capital L.P.	$0.41 (3)	$0.25	200,000	$82,000	$50,000	$32,000

Richard J. Candenasso & Marian Candenasso	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Michael J. Pierce	$0.41 (3)	$0.25	400,000	$164,000	$100,000	$64,000
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	$0.41 (3)	$0.25	300,000	$123,000	$75,000	$48,000
Lon E. Bell	$0.41 (3)	$0.25	200,000	$82,000	$50,000	$32,000
Elisha Rothman	$0.41 (3)	$0.25	200,000	$82,000	$50,000	$32,000
F. Berdon Defined Benefit Plan	$0.41 (3)	$0.25	240,000	$98,400	$60,000	$38,400
Howard Asher	$0.41 (3)	$0.25	60,000	$24,600	$15,000	$9,600
David V. Kahn	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Douglas A. Smith	$0.41 (3)	$0.25	400,000	$164,000	$100,000	$64,000
Craig H. Millet	$0.41 (3)	$0.25	100,000	$41,000	$25,000	$16,000
Martin Feinberg	$0.41 (3)	$0.25	120,000	$49,200	$30,000	$19,200
George Karfunkel	$0.25 (4)	$0.25	240,000	$ 60,000	$60,000	$0
TOTAL			8,600,000	$6,925,600	$2,150,000	$4,775,600

(1) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on July 31, 2007.
(2) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 3, 2007.
(3) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 16, 2007.
(4) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 31, 2007.

Potential Gross Proceeds:	6,925,600
Total Potential Cost Basis:	2,150,000
Total Possible Profit (Loss) to be Realized by Selling Shareholders:	4,775,600

4.           Please provide us, with a view towards disclosure in the prospectus, with tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security: and

-
if the conversion/exercise price per share is not at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The following table demonstrates the potential gain or (loss) to the selling shareholders as of the date of the sale of the warrants, based upon a  differential between the conversion price on the date of the sale of the convertible debenture and the market price on that date.

Selling Shareholder	Transaction	Type	Date	Market Price	Exercise Price	Total Shares to be received	Combined Market Price	Combined Exercise Price	Discount (Premium) to Market
Verity Absolute Return Fund LLC	Convertible Debentures	Warrants	7/31/2007	$1.38 (1)	$0.50	200,000	$276,000	$100,000.00	$176,000.00
O.T. Finance S.A.	Convertible Debentures	Warrants	7/31/2007	$1.38 (1)	$0.50	400,000	$552,000	$200,000.00	$332,000.00
Karmal Aggarwal	Convertible Debentures	Warrants	7/31/2007	$1.38 (1)	$0.50	400,000	$552,000	$200,000.00	$332,000.00
Abundance Partners LP	Convertible Debentures	Warrants	7/31/2007	$1.38 (1)	$0.50	200,000	$276,000	$100,000.00	$176,000.00
Paragon Capital LP	Convertible Debentures	Warrants	7/31/2007	$1.38 (1)	$0.50	800,000	$1,104,000	$400,000..00	$704,000.00
MicroCapital Fund LP	Convertible Debentures	Warrants	8/3/2007	$0.92 (2)	$0.50	2,200,000	$2,024,000	$1,100,000.00	$924,000.00
MicroCapital Fund Ltd.	Convertible Debentures	Warrants	8/3/2007	$0.92 (2)	$0.50	800,000	$736,000	$400,000.00	$336,000.00
Hanam Capital Corporation	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Mouton Family Living Trust	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	60,000	$24,600	$30,000.00	$(5,400.00)
David T. Barry	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
John P. Funkey Revocable Trust	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Steven H. Deutsch	Convertible Debentures	Warrants	8/31/2007	$0.25 (4)	$0.50	200,000	$ 50,000	$100,000.00	$(50,000.00)
Alec Jaret	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	80,000	$32,800	$40,000.00	$(7,200.00)
Blue Heron I, LLC	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Ralph C. Wintrode Trust U/D/T May 9, 2001	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Cranshire Capital L.P.	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	200,000	$82,000	$100,000.00	$(18,000.00)
Richard J. Candenasso & Marian Candenasso	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Michael J. Pierce	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	400,000	$164,000	$200,000.00	$(36,000.00)
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	300,000	$123,000	$150,000.00	$(27,000.00)
Lon E. Bell	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	200,000	$82,000	$100,000.00	$(18,000.00)
Elisha Rothman	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	200,000	$82,000	$100,000.00	$(18,000.00)
F. Berdon Defined Benefit Plan	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	240,000	$98,400	$120,000.00	$(21,600.00)
Howard Asher	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	60,000	$24,600	$30,000.00	$(5,400.00)
David V. Kahn	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)

Douglas A. Smith	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	400,000	$164,000	$200,000.00	$(36,000.00)
Craig H. Millet	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	100,000	$41,000	$50,000.00	$(9,000.00)
Martin Feinberg	Convertible Debentures	Warrants	8/16/2007	$0.41 (3)	$0.50	120,000	$49,200	$60,000.00	$(9,000.00)
George Karfunkel	Convertible Debentures	Warrants	8/31/2007	$0.25 (4)	$0.50	240,000	$ 60,000	$120,000.00	$(60,000.00)
Axiom Capital Management, Inc.	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	166,760	$41,690	$31,684	$10,006
Michael Silverman	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	117,480	$29,370	$22,321	$7,049
Anthony Fitzgerald	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	60,580	$15,145	$11,510	$3,635
Marcelo Martins	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	60,580	$15,145	$11,510	$3,635
David Vynerib	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	3,630	$908	$690	$218
Erik Brous	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	2,970	$743	$564	$179
vFinance Investments, Inc.	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	88,706	$22,177	$16,854	$5,323
Dani Sabo	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	45,000	$11,250	$8,550	$2,700
Vince Calicchia	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	37,088	$9,272	$7,047	$2,225
Jeff Auerbach	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	29,416	$7,354	$5,589	$1,765
Scott Shames	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	29,416	$7,354	$5,589	$1,765
Thomas Suppanz	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	22,258	$5,565	$4,229	$1,336
Jonathan Rich	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	9,998	$2,500	$1,900	$600
David Rich	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	3,445	$861	$655	$206
Jody Giraldo	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	3,000	$750	$570	$180
Brad Barnard	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	3,000	$750	$570	$180
Michael Grachien	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	2,587	$647	$492	$155
Robert Bookbinder	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	1,396	$349	$265	$84
Trey Marinello	Convertible Debentures	Placement Agent Warrants	8/31/2007	$0.25 (4)	$0.19	690	$173	$131	$42

5.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to “Comment Two”;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as  a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to “Comment Three” and “Comment Four”.

Further, please tell us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as provided in response to “Comment Two” above and the total possible discount to the market price of the shares underlying the convertible debentures as provided in response to “Comment Three”, divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Gross proceeds paid to the issuer in the convertible debenture transaction	$ 2,150,000.00
All payments made or that may be may be required to be made by the issuer that are disclosed in comment 2	$ 604,023.00
Net proceeds to issuer, as Gross proceeds are reduced by the total of all possible payments (excluding principal)	$ 1,545,977.00

Combined total possible profit to be realized as a result of any conversion discounts disclosed in comments 3 and 4	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures
39.07%

Percentage averaged over the term of the convertible debentures	14.69%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible debentures	(307.61%)

Response

Footnote to Comment 5
The Company believes this calculation overstates the above percentage, as it counts the payments made over the term of the convertible notes in both the numerator, 1,673,841, and the denominator, 476,159. This increases the proportion of costs associated with the convertible debentures and results in a disproportionate cost for the transaction.

The Company believes the approach shown below is appropriate for the given circumstances as the total payments of $476,159 are divided by the net proceeds, or the $2,150,000 minus the direct costs of the transaction (including legal fees and management fees).

Gross Proceeds	$ 2,150,000
Less placement agent and dealer fees (Axiom and vFinance) and legal fees (Wollmuth, Mayer & Deutsch LLP)	$ 269,560
Net Proceeds	$ 1,880,440

All payments made or that may be may be required to be made by the issuer that are disclosed in comment 2	$ 604,023.00

Combined total possible profit to be realized as a result of any conversion discounts disclosed in comments 3 and 4	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible notes
32.12%

Percentage averaged over the term of the convertible note	12.08%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes	(253.96%)

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

Selling shareholder and transaction date	Shares of the class of securities subject to the transaction that were outstanding prior to the transaction	Shares subject to transaction outstanding prior to the transaction held in “float”*	Shares that were issued or issuable in connection with the transaction	Percentage of securities issued or issuable in connection with transaction vs “float”*	Market price per share immediately prior to the transaction	Current market price per share of the class of securities subject to the transaction
Verity Absolute Return Fund LLC (1)	44,864,038	28,901,515	400,000	1.38%	$1.38 (1)	$0.17
O.T. Finance S.A.(1)	44,864,038	28,901,515	800,000	2.77%	$1.38 (1)	$0.17
Karmal Aggarwal (1)	44,864,038	28,901,515	800,000	2.77%	$1.38 (1)	$0.17
Abundance Partners LP (1)	44,864,038	28,901,515	400,000	1.38%	$1.38 (1)	$0.17
Paragon Capital LP (1)	44,864,038	28,901,515	1,600,000	5.54%	$1.38 (1)	$0.17
MicroCapital Fund LP (2)	44,864,038	28,901,515	4,800,000	16.61%	$0.92 (2)	$0.17
MicroCapital Fund Ltd. (2)	44,864,038	28,901,515	1,600,000	5.54%	$0.92 (2)	$0.17
Hanam Capital Corporation (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Mouton Family Living Trust (3)	44,864,038	28,901,515	120,000	0.42%	$0.41 (3)	$0.17
David T. Barry (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
John P. Funkey (3)Revocable Trust	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Steven H. Deutsch (4)	44,864,038	28,901,515	400,000	1.38%	$0.25 (4)	$0.17
Alec Jaret (3)	44,864,038	28,901,515	160,000	0.55%	$0.41 (3)	$0.17
Blue Heron I, LLC (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Ralph C. Wintrode Trust U/D/T May 9, 2001 (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Cranshire Capital L.P. (3)	44,864,038	28,901,515	400,000	1.38%	$0.41 (3)	$0.17
Richard J. Candenasso & Marian Candenasso (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96 (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17

Michael J. Pierce (3)	44,864,038	28,901,515	800,000	2.77%	$0.41 (3)	$0.17
Fred & Betty Bialek Revocable Trust Dated 12/20/2004 (3)	44,864,038	28,901,515	600,000	2.08%	$0.41 (3)	$0.17
Lon E. Bell (3)	44,864,038	28,901,515	400,000	1.38%	$0.41 (3)	$0.17
Elisha Rothman (3)	44,864,038	28,901,515	400,000	1.38%	$0.41 (3)	$0.17
F. Berdon Defined Benefit Plan (3)	44,864,038	28,901,515	480,000	1.66%	$0.41 (3)	$0.17
Howard Asher (3)	44,864,038	28,901,515	120,000	0.42%	$0.41 (3)	$0.17
David V. Kahn (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Douglas A. Smith (3)	44,864,038	28,901,515	800,000	2.77%	$0.41 (3)	$0.17
Craig H. Millet (3)	44,864,038	28,901,515	200,000	0.69%	$0.41 (3)	$0.17
Martin Feinberg (3)	44,864,038	28,901,515	240,000	0.83%	$0.41 (3)	$0.17
George Karfunkel (4)	44,864,038	28,901,515	480,000	1.66%	$0.25 (4)	$0.17
Axiom Capital Management, Inc. (4)	44,864,038	28,901,515	166,760	0.58%	$0.25 (4)	$0.17
Michael Silverman (4)	44,864,038	28,901,515	117,480	0.41%	$0.25 (4)	$0.17
Anthony Fitzgerald (4)	44,864,038	28,901,515	60,580	0.21%	$0.25 (4)	$0.17
Marcelo Martins (4)	44,864,038	28,901,515	60,580	0.21%	$0.25 (4)	$0.17
David Vynerib (4)	44,864,038	28,901,515	3,630	0.01%	$0.25 (4)	$0.17
Erik Brous (4)	44,864,038	28,901,515	2,970	0.01%	$0.25 (4)	$0.17
vFinance Investments, Inc. (4)	44,864,038	28,901,515	88,706	0.31%	$0.25 (4)	$0.17
Dani Sabo (4)	44,864,038	28,901,515	45,000	0.16%	$0.25 (4)	$0.17
Vince Calicchia (4)	44,864,038	28,901,515	37,088	0.13%	$0.25 (4)	$0.17
Jeff Auerbach (4)	44,864,038	28,901,515	29,416	0.10%	$0.25 (4)	$0.17
Scott Shames (4)	44,864,038	28,901,515	29,416	0.10%	$0.25 (4)	$0.17
Thomas Suppanz (4)	44,864,038	28,901,515	22,258	0.08%	$0.25 (4)	$0.17
Jonathan Rich (4)	44,864,038	28,901,515	9,998	0.03%	$0.25 (4)	$0.17
David Rich (4)	44,864,038	28,901,515	3,445	0.01%	$0.25 (4)	$0.17
Jody Giraldo (4)	44,864,038	28,901,515	3,000	0.01%	$0.25 (4)	$0.17
Brad Barnard (4)	44,864,038	28,901,515	3,000	0.01%	$0.25 (4)	$0.17
Michael Grachien (4)	44,864,038	28,901,515	2,587	0.01%	$0.25 (4)	$0.17
Robert Bookbinder (4)	44,864,038	28,901,515	1,396	0.01%	$0.25 (4)	$0.17
Trey Marinello (4)	44,864,038	28,901,515	690	0.0%	$0.25 (4)	$0.17

(1) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on July 31, 2007.
(2) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 3, 2007.
(3) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 16, 2007.
(4) Based on the closing price of the Company’s common stock as reported on the Over-the-Counter Bulletin Board on August 31, 2007.

* The Company has calculated the percentage of total issued and outstanding securities that were issued or issuable in the transactions above by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders.  This formula is the reverse of that suggested in this comment (fifth bullet paragraph), since the suggested formula does not yield the percentage of total issued and outstanding securities that were issued or issuable in the respective transactions.

7.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

Selling Shareholders	Shares held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholder prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction
Verity Absolute Return Fund LLC	44,864,038	0	0	400,000
O.T. Finance S.A.	44,864,038	0	0	800,000
Karmal Aggarwal	44,864,038	0	0	800,000
Abundance Partners LP	44,864,038	0	0	400,000
Paragon Capital LP	44,864,038	0	0	1,600,000
MicroCapital Fund LP	44,864,038	0	0	4,800,000
MicroCapital Fund Ltd.	44,864,038	0	0	1,600,000
Hanam Capital Corporation	44,864,038	0	0	200,000
Mouton Family Living Trust	44,864,038	0	0	120,000
David T. Barry	44,864,038	0	0	200,000
John P. Funkey Revocable Trust	44,864,038	0	0	200,000
Steven H. Deutsch	44,864,038	0	0	400,000
Alec Jaret	44,864,038	0	0	160,000
Blue Heron I, LLC	44,864,038	0	0	200,000
Ralph C. Wintrode Trust U/D/T May 9, 2001	44,864,038	0	0	200,000
Cranshire Capital L.P.	44,864,038	0	0	400,000
Richard J. Candenasso & Marian Candenasso	44,864,038	0	0	200,000
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	44,864,038	0	0	200,000
Michael J. Pierce	44,864,038	0	0	800,000
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	44,864,038	0	0	600,000
Lon E. Bell	44,864,038	0	0	400,000
Elisha Rothman	44,864,038	0	0	400,000
F. Berdon Defined Benefit Plan	44,864,038	0	0	480,000
Howard Asher	44,864,038	0	0	120,000

David V. Kahn	44,864,038	0	0	200,000
Douglas A. Smith	44,864,038	0	0	800,000
Craig H. Millet	44,864,038	0	0	200,000
Martin Feinberg	44,864,038	0	0	240,000
George Karfunkel	44,864,038	0	0	2,018,479
Axiom Capital Management, Inc.	44,864,038	0	0	166,760
Michael Silverman	44,864,038	0	0	117,480
Anthony Fitzgerald	44,864,038	0	0	60,580
Marcelo Martins	44,864,038	0	0	60,580
David Vynerib	44,864,038	0	0	3,630
Erik Brous	44,864,038	0	0	2,970
vFinance Investments, Inc.	44,864,038	0	0	88,706
Dani Sab	44,864,038	0	0	45,000
Vince Calicchia	44,864,038	0	0	37,088
Jeff Auerbach	44,864,038	0	0	29,416
Scott Shames	44,864,038	0	0	29,416
Thomas Suppanz	44,864,038	0	0	22,258
Jonathan Rich	44,864,038	0	0	9,998
David Rich	44,864,038	0	0	3,445
Jody Giraldo	44,864,038	0	0	3,000
Brad Barnard	44,864,038	0	0	3,000
Michael Grachien	44,864,038	0	0	2,587
Robert Bookbinder	44,864,038	0	0	1,396
Trey Marinello	44,864,038	0	0	690

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities.  The Company has duly accounted for such payments in its 2007 - 2010 comprehensive strategy and financial plan.

Based upon information provided by the selling shareholders, to the best of management’s knowledge, the Company is not aware of any of the selling shareholders having an existing short position in the Company’s common stock.

9.         Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements described in this comment between and among the referenced parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The Company hereby confirms that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement.  Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response

The Company separately calculated the Company’s shares common stock beneficially owned by each selling security holder (i) underlying the convertible debentures at the applicable conversion rate of $0.25 per share, (ii) underlying the shares issuable upon payment of interest on the convertible debentures, and (iii) underlying the warrants issued to the investors in the convertible debenture transaction (iv) underlying the placement agent warrants issued to the placement agent and dealers in the convertible note transaction and (v) underlying the common stock issued to the investors in February 2007.

Securities Registered	Amount to be registered
Shares of common stock issuable upon conversion of the debentures	8,600,000
Shares of common stock issuable upon payment of interest on the convertible debentures	4,644,000
Shares of common stock issuable upon exercise of the warrants	8,600,000
Shares of common stock issuable upon exercise of the placement agent warrants	860,000
Shares of common stock	3,271,993
Total	25,975,993

Selling Stockholders
Investor	Convertible Notes	Interest Shares	Warrants	Placement Agent Warrants	Common Stock	Shares of Common Stock Included in Prospectus
Verity Absolute Return Fund LLC	200,000	108,000	200,000	0	0	508,000
O.T. Finance S.A.	400,000	216,000	400,000	0	0	1,106,000
Karmal Aggarwal	400,000	216,000	400,000	0	0	1,016,000
Abundance Partners LP	200,000	108,000	200,000	0	0	508,000
Paragon Capital LP	800,000	432,000	800,000	0	0	2,032,000
MicroCapital Fund LP	2,200,000	1,188,000	2,200,000	0	0	5,588,000
MicroCapital Fund Ltd.	800,000	432,000	800,000	0	0	2,032,000
Hanam Capital Corporation	100,000	54,000	100,000	0	0	254,000
Mouton Family Living Trust	60,000	32,400	60,000	0	0	152,400
David T. Barry	100,000	54,000	100,000	0	0	254,000
John P. Funkey Revocable Trust	100,000	54,000	100,000	0	0	254,000
Steven H. Deutsch	200,000	108,000	200,000	0	0	508,000
Alec Jaret	80,000	43,200	80,000	0	0	203,200
Blue Heron I, LLC	100,000	54,000	100,000	0	0	254,000
Ralph C. Wintrode Trust U/D/T May 9, 2001	100,000	54,000	100,000	0	0	254,000
Cranshire Capital L.P.	200,000	108,000	200,000	0	0	508,000

Richard J. Candenasso & Marian Candenasso	100,000	54,000	100,000	0	0	254,000
Joe N. & Jamie W. Behrendt Revocable Trust U/A 10/30/96	100,000	54,000	100,000	0	0	254,000
Michael J. Pierce	400,000	216,000	400,000	0	0	1,016,000
Fred & Betty Bialek Revocable Trust Dated 12/20/2004	300,000	162,000	300,000	0	0	762,000
Lon E. Bell	200,000	108,000	200,000	0	0	508,000
Elisha Rothman	200,000	108,000	200,000	0	0	508,000
F. Berdon Defined Benefit Plan	240,000	129,600	240,000	0	0	609,600
Howard Asher	60,000	32,400	60,000	0	0	152,400
David V. Kahn	100,000	54,000	100,000	0	0	254,000
Douglas A. Smith	400,000	216,000	400,000	0	0	1,016,000
Craig H. Millet	100,000	54,000	100,000	0	0	254,000
Martin Feinberg	120,000	64,800	120,000	0	0	304,800
George Karfunkel	240,000	129,600	240,000	0	0	903,976
Sivakumar V. Abbaraju	0	0	0	0	36,797	36,797
Robert C. Abel	0	0	0	0	14,719	14,719
George Anderson	0	0	0	0	14,719	14,719
MNM Properties LLC	0	0	0	0	73,594	73,594
Stephen H. Benedict	0	0	0	0	36,797	36,797
Alfred Berg	0	0	0	0	73,594	73,594
Gerald J. Bowen	0	0	0	0	36,797	36,797
Anne T. Briggs	0	0	0	0	14,719	14,719
Gregory Brotzman	0	0	0	0	17,663	17,663
Sondra L. Campian Trust, DTD 10/31/89, AMD 9/10/01	0	0	0	0	36,797	36,797
George Cannan	0	0	0	0	36,797	36,797
William J. Carta	0	0	0	0	17,663	17,663
Robert M. and Janice B. Cohen	0	0	0	0	36,797	36,797
Kirby M. Crenshaw	0	0	0	0	36,797	36,797
Crenshaw Family Partnership, LTD	0	0	0	0	367,970	367,970
Gene R. Crotteau	0	0	0	0	36,797	36,797
Roger H. Darnell	0	0	0	0	14,719	14,719
Valley View Financial Group Trust Co., Custodian	0	0	0	0	36,797	36,797
Pearson Group, LLC	0	0	0	0	36,797	36,797
Kevin Doyle	0	0	0	0	14,719	14,719
Tees and Novelties, Inc.	0	0	0	0	29,438	29,438

Erickson Living Trust, Clarence O. Erickson, TTEE	0	0	0	0	36,797	36,797
Anthony B. Evnin	0	0	0	0	110,391	110,391
Mark Finkelstein	0	0	0	0	36,797	36,797
Joseph M. Firlet	0	0	0	0	14,719	14,719
Performance Capital Corporation	0	0	0	0	44,156	44,156
JMV Enterprises, Inc.	0	0	0	0	22,078	22,078
Motivated Minds, LLC	0	0	0	0	36,797	36,797
Gerardo V. Garcia and Maria Precilla Castro Garcia	0	0	0	0	36,797	36,797
Harvey Glicker	0	0	0	0	36,797	36,797
Lauriston Pierrefeu Partners	0	0	0	0	36,797	36,797
Jack M. Greenberg	0	0	0	0	36,797	36,797
Reed S. Grossman	0	0	0	0	14,719	14,719
Julian M. Herskowitz	0	0	0	0	14,719	14,719
John C. Hill	0	0	0	0	14,719	14,719
Brian K. Huling	0	0	0	0	36,797	36,797
Stanley Katz	0	0	0	0	36,797	36,797
Robert O. McDonald	0	0	0	0	36,797	36,797
Craig McGovern	0	0	0	0	36,797	36,797
Glenn Douglas Meyers S/D IRA, Valley View Financial	0	0	0	0	36,797	36,797
Meyers Family Revocable Trust U/A DTD 11-22-99	0	0	0	0	36,797	36,797
Henry J and Regina A. Milton	0	0	0	0	14,719	14,719
Gary Nathanson	0	0	0	0	36,797	36,797
Mishawn M. Nelson IRA (Schwab A/C 9052-6995)	0	0	0	0	17,663	17,663
Steven M. Nelson IRA (Schwab A/C #9050-7995)	0	0	0	0	17,663	17,663
Yehuda and Anne Neuberger	0	0	0	0	73,594	73,594
Vincent J. Pace	0	0	0	0	147,188	147,188
Cary S. Pollack	0	0	0	0	14,719	14,719
Larry W. Poort	0	0	0	0	36,797	36,797
Theodore L. Rhyne	0	0	0	0	17,663	17,663
Hubert F. Riegler	0	0	0	0	73,594	73,594
Bernard and Judith Robinson	0	0	0	0	22,078	22,078
Lloyd Robinson	0	0	0	0	36,797	36,797
David A. Sack	0	0	0	0	73,594	73,594
Scott A. Sack	0	0	0	0	110,391	110,391
John C. and Valerie I. Short	0	0	0	0	14,719	14,719
Dean T. Sposto	0	0	0	0	19,134	19,134
Henry Steinberg	0	0	0	0	29,437	29,437

Neil M. Sunkin	0	0	0	0	14,719	14,719
Var Growth Corporation	0	0	0	0	147,188	147,188
David P. Veniskey	0	0	0	0	36,797	36,797
Dane Wall	0	0	0	0	73,594	73,594
David Warga	0	0	0	0	14,719	14,719
Jeffrey P. Wehner	0	0	0	0	36,797	36,797
Franklin C. Widman, Jr.	0	0	0	0	36,797	36,797
Paul C. Williams	0	0	0	0	73,594	73,594
Shane Williams	0	0	0	0	14,719	14,719
Faris L. Worthington	0	0	0	0	36,797	36,797
Axiom Capital Management, Inc.	0	0	0	166,760	0	166,760
Michael Silverman	0	0	0	117,480	0	117,480
Anthony Fitzgerald	0	0	0	60,580	0	60,580
Marcelo Martins	0	0	0	60,580	0	60,580
David Vynerib	0	0	0	3,630	0	3,630
Erik Brous	0	0	0	2,970	0	2,970
vFinance Investments, Inc.	0	0	0	88,706	0	88,706
Dani Sabo	0	0	0	45,000	0	45,000
Vince Calicchia	0	0	0	37,088	0	37,088
Jeff Auerbach	0	0	0	29,416	0	29,416
Scott Shames	0	0	0	29,416	0	29,416
Thomas Suppanz	0	0	0	22,258	0	22,258
Jonathan Rich	0	0	0	9,998	0	9,998
David Rich	0	0	0	3,445	0	3,445
Jody Giraldo	0	0	0	3,000	0	3,000
Brad Barnard	0	0	0	3,000	0	3,000
Michael Grachien	0	0	0	2,587	0	2,587
Robert Bookbinder	0	0	0	1,396	0	1,396
Trey Marinello	0	0	0	690	0	690
TOTAL	8,600,000	4,644,000	8,600,000	860,000	3,271,993	25,975,993

11.           With respect to the shares to be offered for resale by each selling security holder that is alegal entity, please disclosure the natural person or persons who exercise the sole or sharedvoting power and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

We acknowledge the Staff’s comment and confirm that such description is incorporated into the Selling Shareholders table included in the registration statement.

***

Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Stephen A. Cohen, Esq.